UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the

registrant files or will file annual reports

under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐
THIS

FORM

6-K

IS

HEREBY

INCORPORATED

BY

REFERENCE

INTO

(1)

THE

REGISTRATION
STATEMENT

ON FORM

F-3 (REGISTRATION

NUMBER 333-283672),

AND INTO

EACH PROSPECTUS
OUTSTANDING

UNDER

THE

FOREGOING

REGISTRATION

STATEMENT,

(2)

ANY

OUTSTANDING
OFFERING

CIRCULAR

OR

SIMILAR

DOCUMENT

ISSUED

OR

AUTHORIZED

BY

UBS

AG

THAT
INCORPORATES BY REFERENCE ANY FORMS 6-K OF

UBS AG THAT ARE INCORPORATED INTO ITS
REGISTRATION

STATEMENTS

FILED

WITH

THE

SEC,

AND

(3)

THE

BASE

PROSPECTUS

OF
CORPORATE

ASSET

BACKED

CORPORATION

(“CABCO”)

DATED

JUNE

23,

2004

(REGISTRATION
NUMBER

333-111572),

THE

FORM

8-K

OF

CABCO

FILED

AND

DATED

JUNE

23,

2004

(SEC

FILE
NUMBER 001-13444), AND

THE PROSPECTUS

SUPPLEMENTS

RELATING TO

THE CABCO

SERIES

2004-
101 TRUST DATED

MAY

10, 2004 AND MAY

17, 2004 (REGISTRATION

NUMBER 033-91744 AND 033-
91744-05). THIS REPORT SHALL BE A PART THEREOF

FROM THE DATE ON WHICH THIS REPORT IS
FURNISHED, TO THE

EXTENT NOT SUPERSEDED

BY DOCUMENTS OR

REPORTS SUBSEQUENTLY
FILED OR FURNISHED.

EXPLANATORY

NOTE
UBS AG has determined that,

for purposes of Rule 3-05

of Regulation S-X, the

combination with Credit
Suisse

AG

that

occurred

on

31

May

2024

requires

it

to

incorporate

unaudited

pro

forma

condensed
combined

financial

information

prepared

to

reflect

the

combination

in

the

outstanding

registration
statements indicated

on the cover

of this Form

6-K, as if

the combination

occurred on

1 January 2024.
Such pro forma financial information is based on (i) the audited consolidated income statement of UBS
AG for the year ended

31 December 2024 and (ii) the

unaudited historical condensed IFRS consolidated
income statement of

Credit Suisse AG

on a

common control

basis for

the five-month

period

ended

31 May
2024 derived

from Credit

Suisse’s IFRS books and

records, and

other information available.

As the

actual
merger

was

effected

on

31

May

2024,

UBS

AG’s

consolidated

income

statement

for

year

ended

31
December 2024 contains

Credit Suisse AG’s consolidated income

statement activity for

the seven-month
period ended 31 December 2024.

This pro forma financial

information is presented

for illustrative purposes only

and does not reflect

the
actual

results

of

operations

or

the

financial

position

of

UBS

AG

that

would

have

resulted

had

the
combination occurred on

1 January 2024,

or project

the results of

operations or financial

position of UBS
AG for any future date or period.
The unaudited

pro forma condensed

combined financial

information

for

the

year

ended

31 December

2024
is attached hereto as Exhibit 99.1 to this

report on Form 6-K.

EXHIBIT INDEX
Exhibit No.
99.1
Unaudited pro forma condensed

combined financial information for the

fiscal year ended 31
December 2024

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly
caused this report to be signed on its behalf by

the undersigned, thereunto duly authorized

.
UBS AG

By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Controller

By: _/s/ David Kelly

___
Name:

David Kelly
Title:

Managing Director

Date:

March 17, 2025